Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/GDHG2025SM You may attend the Meeting via the Internet and vote during the Meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. GOLDEN HEAVEN GROUP HOLDINGS LTD. C/O PROXY SERVICES NO. 8 BANHOUHAICHUAN RD, XIQIN TOWN YANPING DISTRICT, NANPING CITY, FUJIAN PROVINCE CHINA 353001 V60675-Z89200 GOLDEN HEAVEN GROUP HOLDINGS LTD. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. Share Capital Reorganization ! ! ! 1a. To approve the Company reorganizes its authorized share capital as follows: (a) to increase its authorized share capital from US$210,000 divided into: (i) 36,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each (the Share Capital Increase), effective immediately upon the passing of the requisite resolutions by the shareholders of the Company; (b) upon completion of the Share Capital Increase and to be effected at such time and date, if at all, to be determined by the Board in its sole discretion within one calendar year after the conclusion of the EGM (as defined below) (the Share Consolidation Effective Time), the authorized share capital of US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each be consolidated at a share consolidation ratio of 5:1, such that the authorized share capital of US$10,030,000 will be divided into: (i) 400,000,000 Class A Ordinary Shares of par value of US$0.025 each, and (ii) 1,200,000 Class B Ordinary Shares of par value of US$0.025 each (the Share Consolidation), where: (i) the then issued Class A Ordinary Shares and then issued Class B Ordinary Shares in the capital of the Company, each with a par value of US$0.005 per share, at the Share Consolidation Effective Time will be consolidated at a share consolidation ratio of 5:1 so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.025 each (after rounding, if necessary) as shall result therefrom (collectively, the Consolidated Issued Shares); and (ii) that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Capital Consolidation in the case of the shares from which it was derived. 1b. After due consideration, the Directors formed the opinion that each of the Share Capital Increase and the Share Consolidation would be in the Company's best interests and for its commercial benefit. 1c. It is further noted that, subject to the special resolution being duly passed in the EGM, the first sentence in Clause 8 of the currently effective Memorandum and Articles be deleted and replaced with the following: “The authorized share capital of the Company is US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each…”, and the currently effective Memorandum and Articles be amended and restated as set out in the fifth amended and restated memorandum and articles of association of the Company (the Fifth Amended M&A) circulated prior to the meeting, to reflect the Share Capital Increase, and the Fifth Amended M&A be adopted as the new memorandum and articles of association of the Company in substitution for the Memorandum and Articles (the Fifth M&A Amendments). 1d. It is further noted that, subject to the special resolution being duly passed in the EGM and determination by the Board as to whether to proceed with the Share Consolidation, the first sentence in Clause 8 of the Fifth Amended M&A be deleted and replaced with the following: "The authorized share capital of the Company is US$10,030,000 divided into: (i) 400,000,000 Class A Ordinary Shares of par value of US$0.025 each, and (ii) 1,200,000 Class B Ordinary Shares of par value of US$0.025 each…", and the Fifth Amended M&A be amended and restated as set out in the sixth amended and restated memorandum and articles of association of the Company (the Sixth Amended M&A) circulated prior to the meeting, to reflect the Share Consolidation, and that the Sixth Amended M&A be adopted as the new memorandum and articles of association of the Company in substitution for the Fifth Amended M&A at the Share Consolidation Effective Time (the Sixth M&A Amendments). 1e. It is resolved that each of the Share Capital Increase, the Share Consolidation, the Fifth M&A Amendments and the Sixth M&A Amendments be approved, and that the Board be authorized to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Increase and the Share Consolidation, including determining whether to proceed with the Share Consolidation, determining the Share Consolidation Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Capital Increase and the Share Consolidation (if at all). ! ! ! 2. RESOLVED AS A SPECIAL RESOLUTION: (a) the Share Capital Increase be approved, such that the authorized share capital be increased from US$210,000 divided into: (i) 36,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, effective immediately upon the passing of the requisite resolutions by the shareholders of the Company; (b) the Fifth Amended M&A be adopted as the new memorandum and articles of association of the Company, in substitution for the Memorandum and Articles to reflect the Share Capital Increase; (c) subject to the determination by the Board as to whether to proceed with the Share Consolidation and determination of the Share Consolidation Effective Time, the Share Consolidation be approved, such that at the Share Consolidation Effective Time, the authorised share capital be changed from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$10,030,000 divided into: (i) 400,000,000 Class A Ordinary Shares of par value of US$0.025 each, and (ii) 1,200,000 Class B Ordinary Shares of par value of US$0.025 each; (d) subject to the determination by the Board as to whether to proceed with the Share Consolidation and the Share Consolidation Effective Time, the Sixth Amended M&A be adopted as the new memorandum and articles of association of the Company, in substitution for the Fifth Amended M&A to reflect the Share Consolidation at the Share Consolidation Effective Time; and (e) the Board be authorized to all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Increase and the Share Consolidation, including determining whether to proceed with the Share Consolidation, determining the Share Consolidation Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary filing(s) to reflect the Share Capital Increase and the Share Consolidation (if at all). NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting: The Proxy Statement is available at www.proxyvote.com. V60676-Z89200 GOLDEN HEAVEN GROUP HOLDINGS LTD. Special General Meeting of Shareholders February 7, 2025 9:30 a.m., Eastern Time This proxy is solicited by the Board of Directors The undersigned shareholder of Golden Heaven Group Holdings Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Special General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, dated January 21, 2025, and hereby appoints of or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 7, 2025, at 9:30 a.m., Eastern Time, at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GDHG2025SM, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Continued and to be signed on reverse side